UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                                  ------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F  X            Form 40-F
                         -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                     No  X
                   -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INDEX
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Item
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1.   Change in Fiscal Year End from April 30 to December 31
2.   Press Release dated May 18, 2004 - Exhibit 99.1


Item 1.  Change in Fiscal Year End from April 30 to December 31
---------------------------------------------------------------

Pursuant to a share exchange agreement entered into between Net Force Systems, Inc. (new name is Sinovac Biotech Ltd.) (the "Company") and Sinovac Biotech Co., Ltd., a Chinese company in the business of research and development, production and sales of pharmaceutical products in China, dated September 24, 2003, the Company agreed to issue 10,000,000 shares of common stock of the Company in exchange for 51% of the outstanding shares of Sinovac Biotech Co., Ltd.

The transaction resulted in the management of the Company having effective operating control of the combined company, with the shareholders of the Company continuing only as passive investors. Accounting principle applicable to reverse acquisition recapitalization have been applied to record this acquisition. Under this basis of accounting, Sinovac Biotech Co., Ltd. has been identified as the acquirer and accordingly, the combined company is considered to be a continuation of the operations of Sinovac Biotech Co., Ltd.

The Company's fiscal year end is April 30 and Sinovac Biotech Co., Ltd.'s is December 31. On January 19, 2004, the Company's Board of Directors approved the change of fiscal year end to December 31. For the Company's next Form 20-F filing, we propose to include the following financial statements:

     1. April 30, 2001, 2002 and 2003 of the Company before the acquisition of Sinovac Biotech Co., Ltd.

     2. December 31, 2003 consolidated financial statements of Sinovac Biotech Co., Ltd. to include the operating results of the Company from September 24, 2003 to December 31, 2003. Also to be included are note disclosures of the Company's operating results, if any, for the period between May 1, 2003 and September 23, 2003.


2.   Press Release dated May 18, 2004 - Exhibit 99.1
----------------------------------------------------


                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               SINOVAC BIOTECH LTD.

Date:  May 18, 2004                            By:     "Wei Dong Yin"
                                                   -----------------------------
                                                       Wei Dong Yin, President
                                                       and a Director



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                                  EXHIBIT INDEX
                                  -------------


Number      Exhibit                                      Sequential Page Number
------      -------                                      ----------------------
 99.1       Press Release dated May 18, 2004                       4